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                                                                    EXHIBIT 12.1
CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES


Earnings to fixed charges =
(Income from continuing operations before income tax + fixed charges) / fixed charges

Fixed charges represent interest expense on debt, the portion of rents representative of the interest factor and amortization of debt expense, respectively.

(dollar amounts in 000's)


Quarter Ended March 31, 1999

                 =  ($14,782+3,552 +1,275+78) / ($3,552+1,275+78)
                 =   4.01



Year Ended December 31,

    1998     =  ($103,000+3,547+4,022+340)/($3,547 + 4,022 +340)
             =   14.02

    1997     =  ($173,457+3,147+4,148+412)/($3,147 + 4,148 +412)
             =   23.51

    1996     =  ($115,038+3,769+4,184+224)/($3,769+4,184+224)
             =   15.07

    1995     =  ($120,177+4,474+4,032+191)/($4,474+4,032+191)
             =   14.82

    1994     =  ($109,326+4,102+4,306+606)/($4,102+4,306+606)
             =   13.13